SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Material Fact

São Paulo, December 12, 2016 - GOL Linhas Aéreas Inteligentes S.A. (“GLAI”), (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: CCC, Fitch: CC and Moody’s: Caa3), Brazil's largest air transportation and travel services group, hereby informs its shareholders and the market in general of the information set forth below further to the Market Announcement made by the Company on October 21, 2016, and as required by article 157, paragraph 4 of Brazilian Law no. 6.404/76, and CVM Instruction no. 358, of January 3, 2002.

As a result of inquiries from the Brazilian federal tax authorities regarding payments made to Gdav Comércio e Representações Ltda. and Jesus.com Serviços de Promoções, Propaganda e Atividades de Radio Ltda. (in the aggregate amount of R$2.4 million) and to Viscaya Holding Participações, Intermediações, Estruturações e Serviços S/C Ltda (in the amount of R$295,000) during 2012 and 2013, the Company promptly initiated an internal investigation to ascertain the facts.

The internal investigation was suspended when the Company engaged independent U.S. and Brazilian legal counsel to conduct their own investigation, which is still ongoing.

At the same time, the Company cooperated with relevant Brazilian authorities, and as a result through its subsidiary Gol Linhas Aéreas S.A. ("Gol") today entered into a Leniency Agreement with the Federal Public Ministry. As described in further detail below, pursuant to the terms of the Leniency Agreement, Gol has undertaken, among other things, to pay certain fines and penalties, and the Federal Public Ministry, in turn, has agreed not to bring any criminal or civil suits related to activities that are the subject of the Leniency Agreement and that may be characterized as:

(1)   acts of administrative impropriety and related acts involving politically exposed persons, and

(2) other possible actions, which to date have not been identified by the ongoing external independent investigation.

As of this date, there is no indication that any employee or representative of the Company or current member of its management, participated in the negotiations for the engagement of the named companies, knew of any possible illicit purposes, or knew of any illicit benefit to the Company arising out of the engagements.

The main obligations assumed by Gol under the Leniency Agreement are:

•         To pay: (i) R$ 5.5 million, as compensation for harm done to the public good; (ii) R$5.5 million, as a fine pursuant to Brazilian Law 8.429/92; and (iii) R$ 1.0 million, pursuant to article 7, introductory clause, clause I, and paragraph 1 of Brazilian Law 9.613/98,

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Material Fact

•         To present a detailed description of facts that come to light related to the object of the Leniency Agreement, and associated reports, documents and information. The Company  also commits to generally cooperate fully and permanently with relevant authorities, especially with the Federal Public Ministry, and

•         Improve its compliance programs in accordance with Articles 41 and 42 of Brazilian Decree 8.420/2015, within 120 days from the judicial approval of the Leniency Agreement.

The Federal Public Ministry, in turn, committed itself to:

•         Share the Leniency Agreement with other regulators, requesting the execution of similar agreements by these regulators, and

•         Not institute any criminal or civil proceedings, relating to facts or acts coming to light in connection with the Leniency Agreement against Gol or against members of its management, its employees, representatives and third parties hired by Gol and who may adhere to the Leniency Agreement, pursuant to the Leniency Agreement’s terms and conditions.

The Leniency Agreement will be submitted for approval by the Federal Public Ministry’s 5th Chamber of Coordination and Revision, and for judicial approval by the 13th Federal Court of Justice of Curitiba.

The Company will continue to cooperate with relevant authorities. The Company will also continue to support the external independent investigation until its conclusion, and will take the necessary measures to ensure the effectiveness and independence of the external investigation.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest air transportation and travel services group, with operation in passenger transportation, cargo transportation and coalition loyalty programs. GOL is Latin America's largest low-cost and low-fare carrier, operating approximately 800 daily flights to 63 destinations, being 11 international in South America and the Caribbean. GOLLOG  is the cargo transportation and logistics business serving more than 3,000 Brazilian municipalities and, through partners, 90 international destinations in 47 countries. SMILES  is one of the largest coalition loyalty programs in Latin America, with over 11 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GLAI shares are traded on BM&FBOVESPA (GOLL4) and NYSE (GOL), GLAI has the following ratings CCC (Standard & Poor's), CC (Fitch) and Caa3 (Moody's).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.